

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 3628

January 20, 2010

Via Facsimile (602.253.8129) and U.S. Mail

John M. Welch, Esq.
Squire Sanders & Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004

> **Re:** **Church Loans & Investments Trust**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 24, 2009**
> **File No. 000-08117**
>
> **Schedule 13E-3**
> **Filed on December 24, 2009**
> **File No. 005-49182**

Dear Mr. Welch:

We have reviewed the above filings and have the following comments. Where indicated, we think the Trust should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Trust's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Trust's preliminary proxy statement, unless otherwise indicated.

The purpose of our review process is to assist the Trust in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. We note that the Trust is purporting to create two classes of securities out of what is currently a single class of common shares for the purpose of taking the Trust private by causing the common shares to be held by less than 300 shareholders of

record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the common shares and the newly authorized Series A Preferred Shares are separate classes of securities under Texas law. The analysis should include a detailed discussion and comparison of each feature of your common shares and the preferred shares and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common shares and Series A Preferred Shares are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Proxy Statement

Questions and Answers, page 9

2.   Please consider consolidating the disclosure in the Summary Term Sheet and the Question and Answers section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

Recommendation of the Board; Fairness of the Recapitalization, page 24

3.   We refer you to the first paragraph of this section. Please expand the disclosure to include a statement by the board as to whether it believes the Rule 13e-3 transaction to be fair to not only those unaffiliated shareholders who will retain Common Shares after the Recapitalization but also those unaffiliated shareholders who will received Series A Preferred Shares in the Recapitalization. Refer to Item 1014 of Regulation M-A for guidance, as well as Question 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

4.   We refer you to the second paragraph of this section. Describe in detail the board's reservation of the right, in its discretion, to reject the Reverse Share Split, the Forward Share Split and the Series A Conversion if it determines that the Recapitalization is not then in the best interests of the Trust and its shareholders. Disclose how the board will make such determination, including the factors upon which the decisions would be based, and how will it provide notice to security holders of same.

5.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Disclosure in the proxy statement does not appear to address the factors described in clauses (iv) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors

were not deemed material or relevant. Please revise the disclosure accordingly.

Opinion of Financial Advisor, page 28

6.   Provide the disclosure required by Item 1015(b)(3) of Regulation M-A.

7.   We refer you to the third and fourth paragraphs on page 29 indicating that the Bank Advisory Group concluded its preliminary evaluation on September 25, 2009, subsequently performed an update of the cash fair value range, concluded its appraisal process as of November 23, 2009 and delivered a written opinion to the board dated December 23, 2009. Please provide us with supplemental copies of any materials prepared by the financial advisor in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the board. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by the financial advisor, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by the financial advisor, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

8.   The last paragraph on page 29 indicates that the financial advisor, in connection with its opinion, reviewed and analyzed "the future earnings and dividend paying capacity of the Trust" and "held discussions with senior management of the Trust concerning its past and current operations, financial condition, and future prospects." The advisor's opinion itself states on page B-3 that it reviewed "certain internal financial analyses and forecasts for Church Loans prepared by the management of Church Loans, including projections of future performance." To the extent the financial advisor relied on the Trust's financial projections when preparing its fairness opinion, please disclose such projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections.

9.   We note that the Bank Advisory Group performed Market Value Method and Dividend Yield Method analyses. Please revise to provide disclosure concerning the methodology and criteria used in selecting the "sample universe" described in the first whole paragraph on page 31 and the "selected publicly-traded real estate investment trusts" described in the fourth whole paragraph on page 32. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the sample, briefly indicate the reasoning behind such exclusion.

10.   Please revise to indicate how the Bank Advisory Group arrived at the present value discount rate of 13.5% used in the Investment Value Method. Also, disclose the industry average for these figures.

Source and Amount of Funds, page 37

11.   Provide the information required by Item 1007(d) of Regulation M-A with respect to the Master Notes. For example, we note that the disclosure on page 44 does not provide information as to the term of such notes.

Closing Comments

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

John M. Welch, Esq.
Squire Sanders & Dempsey L.L.P.
January 20, 1010, 2009
Page 5

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Perry J. Hindin
       Special Counsel
       Office of Mergers & Acquisitions